Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

MAYNE GROUP LIMITED

(Translation of Registrant’s Name Into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒ .

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Media Releases / Announcements:

Exhibit 1 – Extension of buy back program

Exhibit 2 – Mayne completes acquisition of Abbott’s paclitaxel business

Exhibit 3 – NaPro announces favourable US Federal Court ruling against Mylan

Exhibit 4 – Mayne finalises agreement for sale of Hospitals business

Exhibit 5 – Mayne to host conference call regarding the sale of its Hospitals business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Karen Kee
	Name:	Karen Kee
	Title:	Company Secretary

Date: 22 October 2003

EXHIBIT 1

1 October 2003

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

Re: Extension of buy back program

Mayne advises that it intends to extend the period for its on-market buy back, announced to the market on 28 August 2002, which expired yesterday. Although there is no requirement under the ASX Listing Rules to give notice of this extension, under the Corporations Act 2001, Mayne is required to give the Australian Securities & Investments Commission 14 days notice before continuing its buy back program. As a result, Mayne will suspend its buy back program from today, until the expiry of this 14 day notice period, expected to be 15 October 2003.

At the expiry of this notice period, Mayne intends to continue with the buy back of up to a maximum of 75,000,000 shares, as previously announced to the market. As at the close of business on 30 September 2003, Mayne has bought back 55,933,244 shares under its buy back program.

Yours faithfully,

Mayne Group Limited

/s/ Karen Kee

Karen Kee Company Secretary

EXHIBIT 2

Media release

1 October 2003

Mayne completes acquisition of Abbott’s paclitaxel business

Mayne has completed its acquisition of Abbott Laboratories (Abbott) rights to market and sell paclitaxel in North America (30 September 2003 US time).

Mayne will commence marketing paclitaxel in North America from 1 October 2003.

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Media enquiries	Investor enquiries
Rob Tassie	Larry Hamson
Group Public Affairs	Investor Relations Manager
Phone: +61 3 9868 0886	Phone: 613 9868 0380
Mob: (+61) 0411 126 455	Mob: (+61) 0407 335 907

EXHIBIT 3

Release to Australian Stock Exchange

7 October 2003

NaPro announces favourable US Federal Court ruling against Mylan

NaPro Biotherapeutics, Inc. (NaPro) has announced that the Federal District Court in the Western District of Pennsylvania made a number of rulings in favour of NaPro in its patent infringement lawsuit against Mylan Laboratories Inc. (“Mylan”) regarding paclitaxel. On 26 August 2003, Mayne Group Limited (“Mayne”) announced that it had entered into a definitive agreement (the “Agreement”) to acquire NaPro’s worldwide generic injectable paclitaxel business. In accordance with the Agreement, Mayne, has agreed to share any cash recovery in the Mylan litigation with NaPro, whether through a settlement or as a result of trial. The Agreement is subject to the approval of NaPro’s stockholders.

In a statement released in the US yesterday, NaPro announced that “the court ruled that Mylan infringes NaPro patents related to both stabilized formulations of paclitaxel and methods for making stable formulations. The court also ruled that the inventors listed on the NaPro patents were the first to invent the compositions and methods claimed in such patents…NaPro expects the trial on the remaining issues in the case to begin in the fourth quarter of 2003 or in the first quarter of 2004. The remaining issues will be focused on Mylan’s claims that NaPro’s patents are invalid and unenforceable.”

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), health services (pathology, diagnostic imaging, medical centres, pharmacy services), hospitals and health-related consumer products.

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For further information contact:

Media enquiries:	Investor enquiries:
Rob Tassie	Larry Hamson
Public Affairs Manager	Investor Relations Manager
Phone: 03 9868 0886	Phone: 03 9868 0380
Mob: 0407 335 907

EXHIBIT 4

Media release

21 October 2003

Mayne finalises agreement for sale of Hospitals business

Mayne Group Limited today signed an agreement with a consortium, comprising Ironbridge Capital Pty Limited, CVC Asia Pacific Limited, GIC Special Investments Pte Limited and Mayne’s Hospitals management (the Buyers), for the sale of its entire Hospitals business in Australia and Indonesia.

The total sale price for the hospitals portfolio is $813 million. Overall this is expected to result in net proceeds to Mayne, after transaction costs, at or around the 30 June 2003 Net Asset Value for the Hospitals business of $789 million.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said that the Board considered this agreement was a very good outcome as it represented a positive and certain return to Mayne’s shareholders.

“We believe that this agreement will facilitate a more rapid and certain return to shareholders than the returns Mayne would have generated from continuing to operate the business,” Mr James said.

“We had no necessity to sell this business, however given the level of interest and the value of the offers we received it became the most attractive proposition for the future of Mayne,” he said.

“Given the size and complexity of the Hospitals business, this deal represents a remarkably clean transaction.

“This will now allow Mayne’s management team to concentrate on its development initiatives in the specialty pharmaceuticals and diagnostics businesses.”

The agreement, which is subject to Australian foreign investment approval, was reached after a thorough sale process was undertaken involving a number of high profile bidders. The deal is comprised of three basic components for the 53 hospitals Mayne currently operates.

•	It is anticipated that the divestment of the 41 private hospitals in which Mayne owns the freehold interest will be completed at the end of November.

•	The three Indonesian hospitals, which are included in the agreement, require the approval of BKPM (Indonesia’s equivalent of the Foreign Investment Review Board). The parties will now start the process to seek approval of that authority.

•	The remaining nine hospitals, six collocations and three privatised public hospitals, require the relevant State Government approvals for the transfer of legal ownership. Mayne and the Buyer will enter into discussions with the relevant bodies regarding the final transfer of ownership of these nine hospitals. The agreement between Mayne and the Buyer includes these nine hospitals subject to gaining such approvals. In the meantime Mayne will continue to own and operate these nine hospitals.

The agreement provides economic certainty to Mayne with regard to the transfer of all Australian hospitals.

Under the terms of the agreement the Buyer will acquire all assets associated with the Hospitals business and assume all historic and future liabilities, including workers compensation and medical indemnity liabilities.

The structure of the arrangement has ensured all current employees of the Hospitals business, including management, will continue in the business.

“Robert Cooke and his team have already demonstrated their ability and this agreement provides continuity and certainty for staff, doctors and patients in their dealings with the hospitals,” Mr James said.

“I would like to thank Robert for his positive contribution to Mayne and the professionalism of he and his team in ensuring a fair sale process was conducted. I am also pleased that the agreement provides the opportunity to continue building on the investment the employees have made. I hope Robert and the Hospitals team are successful in growing the business,” Mr James said.

The Buyers’ consortium members have a sound track record in executing opportunities of this nature in Australia in the past few years. These include transactions such as Pacific Brands, Repco and Riviera Group.

A substantial proportion of proceeds from the sale are likely to be returned to Mayne’s shareholders through a form of off and on-market buy-backs early in the next calendar year, with the balance set aside for debt reduction and future development opportunities. The details of capital management initiatives are in the process of being finalised by Mayne’s Board of Directors and are expected to be announced later in the year.

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Media enquiries:	Investor enquiries:
Rob Tassie	Larry Hamson
Group Public Affairs	Investor Relations Manager
Phone: (+61) 3 9868 0886	Phone: (+61) 3 9868 0380
Mob: (+61) 0411 126 455	Mob: (+61) 0407 335 907

Additional information

The following table shows historical financial information, namely, what Mayne’s financial results were with the Hospitals business in 2003 (excluding discontinued businesses and significant items), the contribution of Hospitals in 2003 (second column below) and what Mayne’s results would have been excluding Hospitals (third column below).

Year to June 2003

Profit and loss ($000s)	Total Mayne Continuing	Hospitals Only	Remaining Mayne
Sales revenue	4,478,950	1,287,119	3,191,831
EBITDA	378,245	125,388	252,857
Depreciation*	106,027	59,884	46,143
Amortisation*	84,879	10,890	73,989

EBIT	187,339	54,614	132,725

*	Excludes the impact of writedown to the Hospitals (approximately $120 million goodwill and $150 million to land and buildings) and Pharmacy Services (approximately $80 million goodwill write-down) businesses which occurred on 30 June 2003 and will therefore impact future years.

Mayne recently completed the sale and transfer of seven private hospitals, including three collocated and one privatised facility. Mayne’s experience in completing these transactions through a cooperative approach involving consultation between Mayne, the buyers and the relevant authority, which also included the successful court action in relation to Geelong Private Hospital, provides a strong understanding which Mayne believes will help facilitate a smooth transition in relation to the nine collocated and privatised facilities.

The six collocated hospitals are:

Frances Perry House, Victoria

Melbourne Private Hospital, Victoria

Armidale Private Hospital, New South Wales

Prince of Wales Private Hospital, New South Wales

Caboolture Private Hospital, Queensland

Logan Private Hospital, Queensland

The three privatised public hospitals are:

Port Macquarie Base Hospital, New South Wales

Joondalup Health Campus, Western Australia

Noosa Hospital, Queensland

The three Indonesian hospitals are:

RS Mitra Internasional

RS Internasional Bintaro

RS Surabaya Internasional

(RS stands for Rumah Sakit—which means “hospital”)

The 41 other hospitals are:

NSW

Castlecrag Private Hospital

Christo Road Private Hospital

Kareena Private Hospital

Lady Davidson Hospital

Lingard Private Hospital

Macarthur Private Hospital

Nepean Private Hospital

North Gosford Private Hospital

Nowra Private Hospital

Orange Dudley Private Hospital

Port Macquarie Private Hospital

Strathfield Private Hospital

St George Private Hospital

The Hills Private Hospital

Warners Bay Private Hospital

Victoria

The Avenue Hospital

Linacre (Bayside) Private Hospital

Cotham Private Hospital

John Fawkner Private Hospital

Knox Private Hospital

Masada Private Hospital

Como (Mentone) Private Hospital

Mount Waverley Private Hospital

Ringwood Private Hospital

Shepparton Private Hospital

Victorian Rehabilitation Centre – Eastern Melbourne

Victorian Rehabilitation Centre – Northern Melbourne

Wangaratta Private Hospital

Warringal Private Hospital

WA

Attadale Private Hospital

Glengarry Private Hospital

Mount Hospital

Queensland

Belmont Private Hospital

Caloundra Private Hospital

Hillcrest Private Hospital (Rockhampton)

John Flynn Private Hospital (Gold Coast)

Nambour Selangor Private Hospital

North West Brisbane Private Hospital

Pindara Private Hoospital (Gold Coast)

St Andrews Private Hospital (Ipswich)

Sunnybank Private Hospital

EXHIBIT 5

Release to Australian Stock Exchange

21 October 2003

Mayne to host conference call regarding the sale of its Hospitals business

Mayne advises that on Tuesday 21 October 2003, the Company will be hosting a conference call from 9:15 a.m. to 9:45 a.m. to update the market and answer questions from analysts regarding the sale of its Hospitals business. The conference call will be open to all interested parties.

Individuals can access the conference call by following the dial-in instructions below.

Dial-in instructions

Australia

•	Local callers located within Melbourne please call 03 9949 9685

•	Australian callers located outside Melbourne are able to call 1800 013 939.

Outside Australia

International Toll Free Access Numbers
Location	Number
Canada	18772245060
Germany	08001890158
Hong Kong	800 933810
Italy	800 784341
Japan	006633861026
New Zealand	0800 170 130
Singapore	8006162118
UK	08000287401
USA	18662614652

The dial-in facility will be two-way during the question and answer time, enabling broking analysts supplied with a 3-digit pin number to participate in the question and answer section of the briefing.

How to join your conference

•	After dialing the dial-in number, you will be greeted and asked to enter your passcode, followed by #

•	Your passcode is 389308

•	You will be immediately transferred into the call with music on hold until the moderator starts the conference

A participant may press *0 at any time if they require operator assistance.

Replay of conference call

The conference call will be recorded and available for replay for one month.

Replay dial-in instructions

Australia

•	National access on 1 800 008 585

Outside Australia

International Toll Free Access Numbers
Location	Number
Canada	18664783460
Germany	08001813763
Hong Kong	800966697
Italy	800784706
Japan	006633861031
New Zealand	0800174159
Singapore	08006162127
UK	08001697301
USA	18668460868

How to start conference replay

•	After dialing the dial-in number, you will be greeted and asked to enter your passcode, followed by #

•	Your passcode is 389308

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Media enquiries:	Investor enquiries:
Rob Tassie	Larry Hamson
Group Public Affairs	Investor Relations Manager
Phone: +61 3 9868 0886	Phone: +61 3 9868 0380
Mob: (+61) 0411 126 455	Mob: (+61) 0407 335 907